FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on September 20, 2018

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

September 20, 2018

Royal Dutch Shell plc (the “Company”) has been notified that following the payment of the interim dividend on September 17, 2018 in respect of the second quarter of 2018, the following Persons Discharging Managerial Responsibilities (“PDMRs”) acquired dividend shares in respect of shares previously delivered to them under the annual bonus and/or shares previously vested under employee share plans and now held in a Share Plan Account. Further information about the annual bonus and employee share plans can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2017 (www.shell.com/annualreport).

PDMR	Date Acquired	Share Type	Number of dividend shares acquired	Purchase price per Share
Ben van Beurden	17 September 2018	RDSA	373.30	EUR 28.10
Jessica Uhl	17 September 2018	RDSA	130.55	EUR 28.10
John Abbott	17 September 2018	RDSB	1,949.86	GBP 25.17
Harry Brekelmans	17 September 2018	RDSA	1,408.15	EUR 28.10
Andrew Brown	17 September 2018	RDSB	2,162.08	GBP 25.17
Ronan Cassidy	17 September 2018	RDSB	788.70	GBP 25.17
Donny Ching	17 September 2018	RDSA	1,021.00	EUR 28.10
Maarten Wetselaar	17 September 2018	RDSA	123.58	EUR 28.10

The Notification of Dealing Form for each PDMR can be found below.

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation.

Anthony Clarke

Deputy Company Secretary

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Ben

Last Name(s)	van Beurden

2. Reason for the notification

Position/status	Chief Executive Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus.

Currency	EUR

Price	28.10

Volume	373.30

Total	10,489.73

Aggregated information

Volume	373.30

Price	28.10

Total	10,489.73

Date of transaction	17/09/2018

Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Jessica

Last Name(s)	Uhl

2. Reason for the notification

Position/status	Chief Financial Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus.

Currency	EUR

Price	28.10

Volume	130.55

Total	3,668.46

Aggregated information

Volume	130.55

Price	28.10

Total	3,668.46

Date of transaction	17/09/2018

Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	John

Last Name(s)	Abbott

2. Reason for the notification

Position/status	Downstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and shares previously vested under employee share plans

Currency	GBP

Price	25.17

Volume	1,949.86

Total	49,077.98

Aggregated information

Volume	1,949.86

Price	25.17

Total	49,077.98

Date of transaction	17/09/2018

Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Harry

Last Name(s)	Brekelmans

2. Reason for the notification

Position/status	Projects & Technology Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and shares previously vested under employee share plans

Currency	EUR

Price	28.10

Volume	1,408.15

Total	39,569.02

Aggregated information

Volume	1,408.15

Price	28.10

Total	39,569.02

Date of transaction	17/09/2018

Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Andrew

Last Name(s)	Brown

2. Reason for the notification

Position/status	Upstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and shares previously vested under employee share plans

Currency	GBP

Price	25.17

Volume	2,162.08

Total	54,419.55

Aggregated information

Volume	2,162.08

Price	25.17

Total	54,419.55

Date of transaction	17/09/2018

Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Ronan

Last Name(s)	Cassidy

2. Reason for the notification

Position/status	Chief Human Resources & Corporate Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and shares previously vested under employee share plans

Currency	GBP

Price	25.17

Volume	788.70

Total	19,851.58

Aggregated information

Volume	788.70

Price	25.17

Total	19,851.58

Date of transaction	17/09/2018

Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Donny

Last Name(s)	Ching

2. Reason for the notification

Position/status	Legal Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and shares previously vested under employee share plans

Currency	EUR

Price	28.10

Volume	1,021.00

Total	28,690.10

Aggregated information

Volume	1,021.00

Price	28.10

Total	28,690.10

Date of transaction	17/09/2018

Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Maarten

Last Name(s)	Wetselaar

2. Reason for the notification

Position/status	Integrated Gas and New Energies Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus.

Currency	EUR

Price	28.10

Volume	123.58

Total	3,472.60

Aggregated information

Volume	123.58

Price	28.10

Total	3,472.60

Date of transaction	17/09/2018

Place of transaction	Amsterdam

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273 and 333-222813).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

Date: September 21, 2018